News Release

For Immediate Release

West Fraser Announces Fourth Quarter 2025 Results
VANCOUVER, B.C., February 11, 2026 – West Fraser Timber Co. Ltd. ("West Fraser" or the "Company") (TSX and NYSE: WFG) reported today the fourth quarter results of 2025 ("Q4-25"). All dollar amounts in this news release are expressed in U.S. dollars unless noted otherwise.
Fourth Quarter Highlights
•Sales of $1.165 billion and earnings of $(751) million, or $(9.63) per diluted share
•Pre-tax earnings included $712 million of restructuring and impairment charges
•Adjusted EBITDA1 of $(79) million, representing (7%) of sales
•Lumber segment Adjusted EBITDA1 of $(57) million, excluding $473 million of restructuring and impairment charges
•North America Engineered Wood Products (“NA EWP”) segment Adjusted EBITDA1 of $(24) million, excluding $239 million of restructuring and impairment charges
•Pulp & Paper segment Adjusted EBITDA1 of $(1) million
•Europe Engineered Wood Products (“Europe EWP”) segment Adjusted EBITDA1 of $4 million
•Repurchased 108,079 shares for aggregate consideration of $7 million
Annual Highlights
•Sales of $5.462 billion and earnings of $(937) million, or $(12.08) per diluted share
•Pre-tax earnings included $712 million of restructuring and impairment charges
•Adjusted EBITDA1 of $56 million, representing 1% of sales
•Lumber segment Adjusted EBITDA1 of $(100) million, including $67 million of export duty expense attributable to the finalization of AR6 but excluding $473 million of restructuring and impairment charges
•North America Engineered Wood Products (“NA EWP”) segment Adjusted EBITDA1 of $153 million, excluding $239 million of restructuring and impairment charges
•Pulp & Paper segment Adjusted EBITDA1 of $(2) million
•Europe Engineered Wood Products (“Europe EWP”) segment Adjusted EBITDA1 of $5 million
•Repurchased 1,639,207 shares for aggregate consideration of $124 million
“The fourth quarter of 2025 was another challenging period for West Fraser, marked by elevated softwood lumber duties and tariffs, southern yellow pine lumber and OSB oversupply, and tempered demand for many of our wood-based building products, much of which can be attributed to housing affordability constraints that have continued into early 2026. Notwithstanding this environment, we made great advances with some of our major capital investments that will improve both our cost profile and our operating flexibility, completing construction and starting-up our modernized lumber mill in Henderson, Texas, and effectively completing the ramp-up of our large-scale OSB mill in Allendale, South Carolina. We did have to make some difficult decisions late in the year with announced closures or curtailments of uneconomic lumber and OSB mills, but these decisions were made to size our portfolio to our customers' demand and with a view to make the Company stronger and better positioned for the future,” said Sean McLaren, West Fraser’s President and CEO. "We are steadfast in our strategy and will continue to take the necessary steps to ensure our operations remain safe places to work, flexible, and able to effectively serve our customers while controlling costs. We will continue to evaluate strategic investments and follow a balanced capital allocation strategy that allows us to grow while maintaining robust liquidity, increasing through-cycle resilience and creating long-term shareholder value.”
1.Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Results Summary

Fourth quarter sales were $1.165 billion, compared to $1.307 billion in the third quarter of 2025. Fourth quarter earnings were $(751) million, or $(9.63) per diluted share, compared to earnings of $(204) million, or $(2.63) per diluted share in the third quarter of 2025. Fourth quarter Adjusted EBITDA was $(79) million compared to $(144) million in the third quarter of 2025.
Full year sales were $5.462 billion, compared to $6.174 billion in 2024. Full year earnings were $(937) million, or $(12.08) per diluted share, compared to earnings of $(5) million, or $(0.07) per diluted share in 2024. Full year Adjusted EBITDA was $56 million compared to $673 million in 2024.
Tariffs
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. The current round of countervailing and antidumping duties have been in place since April 2017.
On March 4, 2025, the U.S. administration, under the International Emergency Economic Powers Act (“IEEPA”), implemented an additive 25% tariff on all goods imported into the U.S. Our wood products were subject to the IEEPA tariffs for a two-day period from March 4, 2025 to March 6, 2025. The legality of the IEEPA tariffs is currently under review by the Supreme Court of the United States as of February 10, 2026.
On September 29, 2025, the U.S. administration issued a proclamation that imposed a tariff of 10% under Section 232 of the Trade Expansion Act of 1962 on imported softwood timber and lumber into the U.S., effective October 14, 2025. This tariff is in addition to the existing softwood lumber duties applied to U.S. imports of Canadian lumber. The tariffs implemented under Section 232 of the Trade Expansion Act of 1962 are still in effect as of February 10, 2026.
For additional information, refer to the discussion in our 2025 Annual MD&A under “Risks and Uncertainties – Trade Restrictions” for a detailed discussion of the risks and uncertainties associated with the imposition of tariffs.
Liquidity and Capital Allocation
Cash and short-term investments decreased to $202 million at December 31, 2025 from $641 million at December 31, 2024.
Capital expenditures in the fourth quarter were $139 million. Full year capital expenditures were $411 million in 2025 and $487 million in 2024.
We paid $25 million of dividends in the fourth quarter, or $0.32 per share, and declared a $0.32 per share dividend payable in the first quarter of 2026. We paid $101 million of dividends in 2025.
In the fourth quarter of 2025, we repurchased 108,079 shares under our current normal course issuer bid ("2025 NCIB") for aggregate consideration of $7 million. For the full year, we repurchased 1,639,207 shares under the 2024 and 2025 NCIBs for aggregate consideration of $124 million. As of February 10, 2025, 1,286,185 shares have been repurchased under the 2025 NCIB, leaving 2,581,992 shares available for purchase at our discretion until the expiry of the 2025 NCIB.

Outlook
Markets
Several key trends that have served as positive drivers in recent years are expected to continue to support medium and longer-term demand for new home construction in North America.
The most significant uses for our North American lumber, OSB and engineered wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium term, improved housing affordability from the stabilization of inflation and interest rates, a large cohort of the population approaching the typical home buying stage, and an aging U.S. housing stock are expected to drive new home construction and repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America.
The seasonally adjusted annualized rate of U.S. housing starts was 1.25 million units in October 2025, with permits issued for 1.41 million units, according to the U.S. Census Bureau. On a 3-month trailing average basis, there were 1.28 million units started and permits issued for 1.39 million units. While there are near-term uncertainties for new home construction, owing in large part to the level and rate of change of mortgage rates and the resulting impact on housing affordability, unemployment remains relatively low in the U.S. Further, the U.S. central bank has cut its key lending rate a total of 175 bps since September 2024 and Federal funds futures indicate prospects for at least one additional rate cut in 2026. Though these rate trends are directionally positive for the broader housing industry, there appear to be competing forces on future rates as U.S. employment growth has shown recent signs of slowing while there is risk that tariff and other government policies will be inflationary, creating a measure of uncertainty for the near-term path of interest rates. Given these developments, demand for new home construction and our wood building products may continue to be challenged and even decline over the near term should the broader economy and employment slow or the trend in interest and mortgage rates negatively impact consumer sentiment and housing affordability.
In Europe and the U.K., we expect industry demand to improve but remain challenging over the near term. In the longer term, we continue to expect demand for our European products to grow as use of OSB as an alternative to plywood grows. An aging housing stock is also expected to support long-term repair and renovation spending and additional demand for our wood building products. In the current environment, inflation appears to have stabilized and interest rates have continued to ease, which is directionally positive for housing demand. That said, ongoing geopolitical developments, including the potential inflationary effect of U.S. tariffs on the U.K. and Europe, may adversely impact near-term demand for our panel products in the region. Despite these risk factors, we are confident that we will be able to navigate demand markets and capitalize on the long-term growth opportunities ahead.
Operations
The Lumber segment is expected to experience another year of modest demand in 2026, as unknowns persist related to the potential demand impacts from new tariffs imposed by the U.S. administration late in 2025 as well as persistent housing affordability challenges. Based on the current environment, the sawmill closures we announced in 2025, plus offsets from ongoing reliability and capital improvement gains across our lumber mill portfolio and the ramp up of our modernized Henderson mill, we are reiterating each of our SPF and SYP shipments targets to be 2.4 to 2.7 billion board feet in 2026.
In our NA EWP segment, we expect somewhat softer demand for our OSB products in 2026. Similar to the Lumber segment, we acknowledge risks to our demand forecasts given the near-term uncertainty from potential trade tariffs and housing affordability challenges. In light of these factors as well as the planned OSB mill curtailment we announced in late 2025, we are reiterating 2026 North American OSB target shipments of 5.9 to 6.3 billion square feet (3/8-inch basis).

In our Europe EWP segment, we expect 2026 demand for our MDF, particleboard and OSB panel products to be similar or improve slightly from 2025 levels, recognizing there are ongoing macroeconomic uncertainties in the region. As such, we are reiterating 2026 OSB shipments targeted in the range of 1.0 to 1.25 billion square feet (3/8-inch basis).
The global pulp market continues to experience disruption with the economic impact of U.S. tariffs creating considerable demand uncertainty in Chinese markets. However, given recent trends, we anticipate NBSK pricing will be relatively stable to slightly higher over the near to medium term.
As per our previously announced 2026 operational guidance, we expect relatively stable input costs across our supply chain this year, including chemicals and waxes, while contract labour availability and capital equipment lead times are expected to continue to improve.
Based on our current outlook, assuming no deterioration from current market demand conditions and no additional lengthening of lead times for projects underway or planned, expected capital expenditures remain in the range of $300 million to $350 million in 20261.
Refer to the discussion in our 2025 Annual MD&A under "Risks and Uncertainties - Trade Restrictions" under "Risks and Uncertainties" for a detailed discussion of the risks and uncertainties associated with the imposition of tariffs.
Dividend Declared
The Board of Directors of the Company has declared a dividend of $0.32 per share on the Common shares and the Class B Common shares in the capital of the Company, payable on April 2, 2026 to shareholders of record on March 13, 2026. Dividends are designated to be eligible dividends pursuant to subsection 89(14) of the Income Tax Act (Canada) and any applicable provincial legislation pertaining to eligible dividends. Dividends are declared and payable in U.S. dollars. Shareholders may elect to receive their dividends in Canadian dollars. Details regarding the election procedure are available on our website at www.westfraser.com in the “Investors/Dividends” section.
Management Discussion & Analysis ("MD&A")
Our 2025 Annual MD&A and audited annual consolidated financial statements and accompanying notes are available on our website at www.westfraser.com and the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) website at www.sec.gov/edgar under the Company’s profile.
Risks and Uncertainties
Risk and uncertainty disclosures are included in our 2025 Annual MD&A, as well as in our public filings with securities regulatory authorities. See also the discussion of “Forward-Looking Statements” below.
Conference Call
West Fraser will hold an analyst conference call to discuss the Company’s Q4-25 financial and operating results on Thursday, February 12, 2026, at 7:00 a.m. Pacific Time (10:00 a.m. Eastern Time). To participate in the call, please dial: 1-888-510-2154 (toll-free North America) or 437-900-0527 (toll) or connect on the webcast. The call and an earnings presentation may also be accessed through West Fraser’s website at www.westfraser.com. Please let the operator know you wish to participate in the West Fraser conference call chaired by Mr. Sean McLaren, President and Chief Executive Officer.
Following management’s discussion of the quarterly results, investors and the analyst community will be invited to ask questions. The call will be recorded for webcasting purposes and will be available on the West Fraser website at www.westfraser.com.
1.This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

About West Fraser
West Fraser is a diversified wood products company with more than 50 facilities in Canada, the U.S., the U.K., and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), northern bleached softwood kraft pulp, paper, wood chips, and other residuals. West Fraser's products are used in home construction, repair and remodelling, industrial applications, papers and tissue. For more information about West Fraser, visit www.westfraser.com.
Forward-Looking Statements
This news release includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could,” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, results of operations expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.
Forward-looking statements included in this news release include references to the following and their impact on our business:
•improvements to our cost profile and operating flexibility resulting from our major capital investments;
•our plan to follow a balanced capital allocation strategy that allows us to grow while maintaining robust liquidity, increasing through cycle-resilience and creating long-term shareholder value;
•demand in North American and European markets for our products, including demand from new home construction, repairs and renovations and industrial and commercial applications;
•the impact on demand for our products resulting from the ongoing housing affordability challenges and the U.S. administration's tariff and other government policies;
•international trade and trade restrictions, including the impact of tariff actions and possible actions from the Section 232 investigation;
•the impact of sustained elevated interest rates and inflationary pressures on mortgage rates and housing affordability;
•the anticipated growing market penetration of mass timber;
•the anticipated moderation of interest rates, including prospects of at least one additional rate cut in 2026, and the potential impact of the U.S. administration's tariff and other government policies and other competing forces on this trend;
•our plans to take action to ensure our operations are flexible, sized to meet the needs of our customers, and that they continue to be managed with a strong focus on controlling costs;
•our strategy of improving our cost position across our portfolio of mills and investing to modernize our mills;
•the anticipated ongoing reliability and capital improvement gains across our lumber mill portfolio;
•the anticipated continuation of relatively stable costs across our supply chain over the near term and continued challenges on labour availability and capital equipment lead times;
•operational guidance, including projected shipments, projected capital expenditures and the potential impact of tariffs on our projections; and
•the continuation of investments in our assets and the maintenance of our balance sheet flexibility to be able to pursue a balanced capital allocation strategy and opportunistic growth objectives.

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the ability to meet our shipment guidance, and variability of operating schedules and the impact of the conflicts in Ukraine and the Middle East or elsewhere;
•future increases in interest rates and inflation or continued sustained higher interest rates and rates of inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•near and long-term impacts and uncertainties of U.S. administration tariffs and other government policies on the demand and prices of our wood products in the U.S. and the consequential impact on the profitability of our Canadian business, financial condition, results of operations and cash flow and ability to meet our shipment guidance;
•risks associated with international trade and trade restrictions, including impact of tariff actions and possible further actions from the Section 232 investigation such as potential tariffs, export controls, including quotas, or incentives to increase domestic production, future cross border trade rulings, agreements and duty rates, including the renegotiation of CUSMA and/or the failure to renew or replace CUSMA as well as the impact of other government policies;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•continued governmental approvals and authorizations to access timber supply, and the impact of forest fires, infestations, environmental protection measures and actions taken and legislation adopted by government respecting Indigenous rights, title and/or reconciliation efforts on these approvals and authorizations, and evolving jurisprudence in Canada on aboriginal rights and title;
•risks inherent in our product concentration and cyclicality;
•effects of competition for logs, availability of fibre and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards; including reliance on fibre off-take agreements and third party consumers of wood chips;
•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, and impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•the recoverability of property, plant and equipment ($3,593 million), goodwill and intangibles ($1,726 million), both as at December 31, 2025, is based on numerous key assumptions which are inherently uncertain, including production volume, product pricing, operating costs, terminal multiple, and discount rate. Adverse changes in these assumptions could lead to a change in financial outlook which may result in carrying amounts exceeding their recoverable amounts and as a consequence an impairment, which could have a material non-cash adverse effect on our results of operations;
•transportation constraints, including the impact of labour disruptions, may negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including drought, wildfires, fires, explosions, mechanical failures, cyber security incidents, any state of emergency and/or evacuation orders issued by governments, and ongoing relations with employees;
•risks inherent to customer dependence;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;

•impact of changes to, or non-compliance with, environmental or other regulations;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions and our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•the costs and timeline to achieve our greenhouse gas emissions objectives may be greater and take longer than anticipated;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of our suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures or cyber-security breaches or attacks;
•impact of any product, property or general liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•risks associated with investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to and/or reputational issues for the Company;
•effects of currency exposures and exchange rate fluctuations;
•fair values of our electricity swaps may be volatile and sensitive to fluctuations in forward electricity prices and changes in government policy and regulation;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued access to timber supply in the traditional territories of Indigenous Nations and our ability to work with Indigenous Nations in B.C. to secure continued fibre supply for our lumber mills through various commercial agreements and joint ventures;
•our ability to continue to maintain effective internal control over financial reporting;
•the risks and uncertainties described in this document; and
•other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.
In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in our 2025 Annual MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Non-GAAP and Other Specified Financial Measures
Throughout this news release, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), and (ii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors with regard to operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS Accounting Standards and do not have standardized meanings prescribed by IFRS Accounting Standards. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS Accounting Standards. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable measures under IFRS Accounting Standards is provided in the tables set forth below. Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts.
Adjusted EBITDA and Adjusted EBITDA by segment
Adjusted EBITDA is defined as earnings determined in accordance with IFRS Accounting Standards adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance income or expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other income or expense.
Adjusted EBITDA by segment is defined as operating earnings determined for each reportable segment in accordance with IFRS Accounting Standards adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: amortization, equity-based compensation, and restructuring and impairment charges.
EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and that should not, in our opinion, be considered in a long-term valuation metric or included in an assessment of our ability to service or incur debt.
We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.
The following tables reconcile Adjusted EBITDA to the most directly comparable IFRS Accounting Standards measure, earnings.
Annual Adjusted EBITDA
($ millions)

	2025	2024
Loss	$(937)	$(5)
Finance income, net	(1)	(34)
Tax provision (recovery)	(233)	43
Amortization	544	549
Equity-based compensation	(14)	14
Restructuring and impairment charges	712	102
Other expense (income)	(15)	2
Adjusted EBITDA	$56	$673

Quarterly Adjusted EBITDA
($ millions)

	Q4-25	Q3-25
Loss	$(751)	$(204)
Finance expense (income), net	(3)	12
Tax recovery	(167)	(73)
Amortization	144	133
Equity-based compensation	(4)	(2)
Restructuring and impairment charges	712	—
Other income	(10)	(11)
Adjusted EBITDA	$(79)	$(144)
The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS Accounting Standards measures for each of our reportable segments. We consider operating earnings to be the most directly comparable IFRS Accounting Standards measure for Adjusted EBITDA by segment as operating earnings is the IFRS Accounting measure most used by the chief operating decision maker when evaluating segment operating performance.
Annual Adjusted EBITDA by segment
($ millions)

2025	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corp & Other	Total
Operating earnings (loss)	$(766)	$(376)	$(16)	$(37)	$9	$(1,187)
Amortization	193	290	15	42	5	544
Equity-based compensation	—	—	—	—	(14)	(14)
Restructuring and impairment charges	473	239	—	—	—	712
Adjusted EBITDA by segment	$(100)	$153	$(2)	$5	$—	$56

2024	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corp & Other	Total
Operating earnings (loss)	$(303)	$459	$(13)	$(110)	$(26)	$7
Amortization	192	284	14	48	11	549
Equity-based compensation	—	—	—	—	14	14
Restructuring and impairment charges	28	1	3	70	1	102
Adjusted EBITDA by segment	$(82)	$744	$4	$8	$—	$673

Quarterly Adjusted EBITDA by segment
($ millions)

Q4-25	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corp & Other	Total
Operating earnings (loss)	$(586)	$(335)	$(5)	$(7)	$3	$(931)
Amortization	56	73	3	11	1	144
Equity-based compensation	—	—	—	—	(4)	(4)
Restructuring and impairment charges	473	239	—	—	—	712
Adjusted EBITDA by segment	$(57)	$(24)	$(1)	$4	$—	$(79)

Q3-25	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corp & Other	Total
Operating earnings (loss)	$(169)	$(88)	$(10)	$(10)	$1	$(275)
Amortization	46	72	3	10	1	133
Equity-based compensation	—	—	—	—	(2)	(2)
Adjusted EBITDA by segment	$(123)	$(15)	$(6)	$1	$—	$(144)
Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the current year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, and projects focused on optimization and automation of the manufacturing process. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in the Company’s 2025 Annual MD&A.
For More Information

Investor Contact
Robert B. Winslow, CFA
Director, Investor Relations & Corporate Development
Tel. (416) 777-4426
shareholder@westfraser.com
Media Contact
Joyce Wagenaar
Director, Communications
Tel. (604) 817-5539
media@westfraser.com